FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of February, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit Index

Exhibit No.1     Disposal Update, dated 6 January 2003

Exhibit No.2     Blocklisting Interim Review, dated 13 January 2003

Exhibit No.3     Director Shareholding, dated 13 January 2003

Exhibit No.4     US SEC Filings, dated 27 January 2003

Exhibit No.1

January 6, 2003

Hanson PLC completes $125.4 million disposal of its 50% interest in North Texas Cement Company

On December 18, 2002, Hanson PLC, the international building materials company, announced an agreement to sell its 50% interest in North Texas Cement Company to Ash Grove Cement Company for $125.4 million. This disposal was completed on January 3, 2003.

Inquiries:     Justin Read
                  Hanson PLC
                  Tel: +44 (0) 20 7245 1245

END

Exhibit No.2

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

HANSON PLC

2. NAME OF SCHEME:

HANSON SHARE OPTION SCHEMES

3. PERIOD OF RETURN:      FROM:  JULY 1, 2002     TO:  DECEMBER 31, 2002

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY)
    NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD:

3,605,550

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD:

44,579

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

3,560,971

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES)
    ORIGINALLY LISTED AND THE DATE OF ADMISSION:     i) Listing ref: A/699/1997

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

736,968,849

CONTACT FOR QUERIES

NAME: P D TUNNACLIFFE

TELEPHONE: 020 7245 1245

END

Exhibit No.3

January 13, 2003

Dear Sirs

Hanson PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

An option held by Mr A J Murray, a director of the Company, over 13,858 Hanson ordinary shares granted on January 12, 1993 under the Hanson Executive Share Option Scheme at a subscription price of 424.9p per share lapsed on January 11, 2003, not having been exercised before the tenth anniversary of its grant.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No.4

January 27, 2003

US SEC Filings

Hanson PLC has filed with the US Securities and Exchange Commission a registration statement on Form F-3 in connection with a shelf registration of debt securities, which was declared effective today. Hanson and certain of its subsidiaries may from time to time in the future offer debt securities up to a total US dollar amount of $1.5 billion pursuant to this registration statement.

In connection with this filing, Hanson has also filed a Form 20-F/A (for the period ending December 31, 2001) and a Form 6-K (for the period ending June 30, 2002). These documents contain, inter alia, revised financial information concerning the past treatment of deferred taxation under US GAAP. These filings have no impact on Hanson's UK GAAP financial statements.

SEC filings may be accessed by visiting the SEC Edgar database website (http://www.sec.gov/cgi-bin/browse-edgar). At such time as Hanson or its subsidiaries offer any debt securities pursuant to this shelf registration, details of the offering will be made by means of a prospectus supplement filed with the US Securities and Exchange Commission.

Inquiries:

Justin Read
Hanson PLC
+44 (0) 20 7245 1245

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of such securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   February 3, 2003